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 DownToDash
 University of Warwick - Warwick Business School

Anuja Shah
Co- Founder at DownToDash

Mumbai, Maharashtra, India · See 161 connections ·
See contact info

Experience



Entrepreneur
DownToDash
Sep 2015 – Present · 3 yrs 10 mos

DownToDash is an app that connects people in the same location based on what they are down to do whether it's workouts, sports, movies or travelling. The app allows users to discover what events, classes and activities that are going on around them and connect with people who are down for the same. Users can create a specific plan (example: play Tennis on Thursday at 5 pm) and other users can join the plan.



Intern
Lightbox Ventures
May 2015 – Aug 2015 · 4 mos
Mumbai Area, India



Marketing Associate
Strand of Silk
Sep 2014 – Jan 2015 · 5 mos
London, United Kingdom

Education



University of Warwick - Warwick Business School
Master of Science (M.Sc.), Marketing & Strategy
2013 – 2015

University of Nottingham
Bachelor of Arts (B.A.), Management
2010 – 2013

Interests

University of Nottingham
194,264 followers

University of Warwick - Warwick ...
56,063 followers

DownToDash, Inc.

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